UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________

Commission File Number 1-3970

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, PA  17011

Telephone (717) 763-7064

 HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
FORM 11-K INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits -
December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits -
For the Year Ended December 31, 2009	5

Notes to Financial Statements	6-15

Supplemental Schedule:
Schedule of Assets (Held at End of Year) - Schedule H, Line 4(i)*	16

Signature	17

Exhibit Index:
Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan year ended December 31, 2009.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the Harsco Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Retirement Savings and Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 29, 2010

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

Assets	December 31	December 31
	2009	2008

Participant directed Investments, at fair value	$170,972	$140,828

Contributions receivable:

Employer	95	104

Participants	198	277

Total contributions receivable	293	381

Dividends receivable	348	342

Net assets available for benefits	$171,613	$141,551

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(dollars in thousands)

For the Year Ended December 31, 2009

Investment income:

Net appreciation in the fair value of investments	$27,162

Dividends	3,167

Interest – money market fund	57

Interest – participant loans	251

Total investment income	30,637

Contributions:

Employer	3,589

Participants	8,277

Total contributions	11,866

Net transfers in due to employee classification change (See Note 1)	91

Withdrawals	(12,506)
Administrative Fees	(26)

Net increase in net assets available for benefits	30,062

Net assets available for benefits:

December 31, 2008	141,551

December 31, 2009	$171,613

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description:

The following description of the Harsco Retirement Savings and Investment Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan.  Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees.  The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code").

All U.S. salaried non-union employees (including officers), with the exception of Harsco Corporation’s (The “Company”) Harsco Industrial - Air-X-Changers division salaried employees, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company are deemed "Eligible Employees.”  Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees’ eligibility to participate in the Plan.  New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company.  This is shown as “Net transfers in due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period.  Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company.  The participant designates what percentage of such contributions will be "Pre-Tax Contributions" and what percentage will be "After-Tax Contributions."  A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations.  In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Code which was $16,500 for the year ended December 31, 2009 for participants under 50 years of age.  For participants who turned 50 on or before the end of the calendar year, the pretax limit was $22,000 in 2009 as a result of an additional $5,500 “catch-up contributions” allowed by the Code.  Pre-Tax Contributions constitute a reduction in the participant's taxable income for purposes of Section 401(k) of the Code.  After-Tax Contributions are considered to be the participant's contributions to the Plan and do not constitute a reduction in the participant's taxable income for the purposes of Section 401(k) of the Code.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

Pursuant to the Plan, the Company makes contributions in cash to the trustee for the account of each participant in an amount equal to 100% of the first 3% of such participant's compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions, and 50% of the sum of the next 2% of each eligible Participant’s Matched Pre-Tax Contributions and/or Matched After-Tax contributions for the period.  These contributions are referred to as "Company Matching Contributions".

As of December 31 of each plan year, the employer may make a Company discretionary contribution to the Plan in an amount determined by the Company’s Board of Directors.  Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant’s compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions to the Plan.  Vesting in the Company's discretionary contributions are based on years of vesting service.  A participant is 100% vested in the Company’s discretionary contributions after five years of credited service for any discretionary contributions made to the Plan for Plan years ending on or before December 31, 2006.  For years commencing on and after January 1, 2007, the participant is 100% vested in the Company’s discretionary contributions after three years of credited service.  For amounts transferred from the Harsco Corporation Savings Plan, a participant is vested in the Company’s matching accounts after three years of credited service.

Administration

The Company pays administration fees related to maintaining the Plan as a whole.  Fees for investment management, which include recordkeeper fees, are paid by the Plan.  Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant.  Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.023 commission per share transferred, which are paid by the participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000.  Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund.  The participant may choose the loan repayment period, not to exceed five years.  However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant's principal residence.  The loans are collateralized only by the portion of the participant's account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 10.50% at December 31, 2009, with maturity dates ranging from 2010 to 2024.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options.  The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

Investment Options

The Plan, comprised of participant-directed contributions, contains the following investment options at December 31, 2009:

(1)
Harsco Corporation Common Stock Fund – a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2)	American Funds EuroPacific Growth Fund – a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

(3)	American Funds Growth Fund of America – a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

(4)
Thornburg Core Growth Fund – a fund consisting primarily of investments in domestic equity securities selected for their growth potential.  However, the fund may own a variety of securities including foreign equity securities and debt securities.

(5)
CRM Mid Cap Value Fund – a fund seeking long-term capital appreciation.  The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those of companies in the Russell Midcap Value Index and those publicly traded on a U.S. securities market.

(6)	Dodge & Cox Stock Fund – a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund’s secondary objective is to achieve reasonable current income.

(7)
Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund – a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  The fund seeks to provide above average current income and long-term capital appreciation.

(8)	Neuberger Berman Genesis Trust Fund – a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

(9)
PIMCO Total Return Fund – a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.  The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

(10)
Putnam Bond Index Fund – a fund consisting of a sample of securities included in the Barclay’s Aggregate Bond Index.  The fund’s goal is to achieve a return, before the assessment of any fees that closely approximates the index.

(11)
Putnam Money Market Fund – a fund seeking as high a rate of current income as Putnam’s management believes is consistent with preservation of capital and maintenance of liquidity.  The fund consists of short-term high-quality money market securities.  Investments in this fund are neither insured nor guaranteed by the U.S. government.

(12)	Vanguard Institutional Index Fund – a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

(13)
T. Rowe Price Retirement Income Fund and T. Rowe Price Retirement Funds (2005-2055) – a series of funds employing an asset allocation strategy based on investors’ projected retirement year.  The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder.  In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service would be fully vested.  Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities

(Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize inputs and minimize the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information.  Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based on the observability of those inputs.  The employer common stock fund is valued at its year-end unit closing price (comprised of year-end market price of the Company’s stock plus unvested cash portion) and is classified as Level 1.  The net asset value of mutual funds are classified as Level 1 fair value based on quoted prices in active markets.  The value of the collective trust is determined using the market price of the underlying securities and the value of the investment contracts.  The value of the collective trust is classified as Level 2 fair value based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.  The Plan does not have any unfunded commitments and participants can only redeem their shares in the collective trust on the valuation date of the investment, which is calculated on a monthly basis.  Participant loans are classified as Level 3 fair value based on the Plan’s determination of the collectability of outstanding balances and valued at amortized cost, which approximates fair value.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   While the Plan believes its valuation methods are appropriate and consistent with other market participants for the Plan, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
(in thousands)
	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$46,458	—	—	$46,458
Balanced funds	23,541	—	—	23,541
Money market funds	19,319	—	—	19,319
Index funds	11,772	—	—	11,772
Fixed income funds	9,842	—	—	9,842
Total mutual funds	110,932	—	—	110,932

Common stock fund - employer	54,733	—	—	54,733
Collective trust	—	2,260	—	2,260
Participant loans	—	—	3,047	3,047
Total assets	$165,665	2,260	3,047	$170,972

	December 31, 2008

	Level 1	Level 2	Level 3	Total

Mutual funds:
Growth funds	$35,372	—	—	$35,372
Balanced funds	14,817	—	—	14,817
Money market funds	20,057	—	—	20,057
Index funds	9,487	—	—	9,487
Fixed income funds	8,637	—	—	8,637
Total mutual funds	88,370	—	—	88,370

Common stock fund - employer	48,470	—	—	48,470
Collective trust	—	1,426	—	1,426
Participant loans	—	—	2,562	2,562
Total assets	$136,840	1,426	2,562	$140,828

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 (in thousands):

Participant Loans

Beginning balance	$2,562
Issuances	1,465
Settlements	(980)
Ending balance	$3,047

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Income Recognition:

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions.

Forfeitures:

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to restore accounts, to pay Plan fees and expenses, and to reduce the amount of future Company matching contributions or Company discretionary contributions as directed by the Plan Administrator.  In 2009 and 2008, forfeited amounts of $81,938 and $164,445, respectively, were used to offset Company matching contributions, while $6,940 and $4,887 remained in a money market fund at December 31, 2009 and 2008, respectively, to be used to offset future Company matching contributions.

Recently Adopted Accounting Standards:

For its December 31, 2009 financial statements, the Plan adopted changes issued by the Financial Accounting Standards Board (“FASB”) requiring additional disclosures regarding the inputs and valuation techniques used to measure fair value.  The guidance also requires that the Plan disclose debt and equity securities by major category, on a more disaggregated basis than had previously been required.  The adoption did not materially impact the Plan's financial statements.

For its December 31, 2009 financial statements, the Plan adopted changes issued by the FASB to the authoritative hierarchy of generally accepted accounting principles in the United States (“GAAP”).  These changes established the FASB Accounting Standards Codification™ (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates.  Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification.  These changes and the Codification itself do not change GAAP.  The adoption of these changes had no impact on the Plan’s financial statements, other than the manner in which new accounting standards are referenced.

For the year ending December 31, 2009, the Plan adopted the FASB's update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued.  The adoption of the guidance did not materially impact the Plan's financial statements.  See Note 8, Subsequent Events, for further discussion of subsequent events.

3.	Investments:

The following table separately identifies those investments which represent five percent or more of the Plan’s net assets at December 31, 2009 with comparable information for 2008:

(in thousands)	December 31	December 31
	2009	2008

Harsco Corporation Common Stock Fund	$54,733	$48,470
Putnam Money Market Fund	19,319	20,057
Vanguard Institutional Index Fund	11,772	9,488
American Funds EuroPacific Growth Fund	10,589	7,605
American Funds Growth Fund of America	14,675	7,574
PIMCO Total Return Fund	9,842	6,709

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

(in thousands)	Year Ended December 31 2009
Mutual funds	$19,037
Common stock fund - Employer	8,024
Collective trust	101
Net appreciation	$27,162

4.	Parties-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by Putnam Investments.  Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the plan.  Transactions in these funds qualify as party-in-interest transactions.

Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.  For the years ending December 31, 2009 and 2008, the Plan purchased $7,163,711 and $24,905,054, respectively, of Harsco Corporation common stock, and sold $7,668,380 and $27,154,443, respectively.

5.	Plan Amendments:

On December 22, 2008, the Plan was amended to permit certain plan participants, who ceased to be employees of the Company as a result of the sale of its Gas Technologies business group, to directly roll over their outstanding loans to a defined contribution plan established or maintained by the buyer or its affiliates.  The amendment was effective as of December 7, 2007 (the date of the sale), however the option to rollover participant loans to the buyer’s plan went into effect January 18, 2008.

In February 2009, investment options for the Plan were modified as part of a continuous evaluation to provide participants with the opportunity to customize a portfolio based on each individual’s unique investment goals and risk tolerance.  The Putnam Income Fund and the Putnam New Opportunities Fund were closed with any existing participant balances and future contributions transferred to the PIMCO Total Return Fund and the American Funds Growth Fund of America, respectively.

In September 2009, the Plan was amended to specify that compensation, pay and participant’s taxable income do not include any payments made to a participant following termination of employment with the Company other than payments made to the participant by the later of two and one-half months after the date of the participant’s termination of employment with the Company or the end of the limitation year that includes the date of the participant’s termination of employment with the Company, provided that, absent a termination of employment, such payments would have been paid to the Participant if the Participant had continued in employment with the Company and are regular compensation for services performed during the Participant’s regular working hours, compensation for services outside the Participant’s regular working hours, commissions, bonuses, or other similar compensation.  Also the Plan’s procedure for correcting an excess annual addition was amended to state that, if the limitation on annual additions is exceeded with respect to any participant for a plan year, such excess shall be corrected in accordance with the Employee Plans Compliance Resolution System, as set forth in Revenue Procedure 2008-50 or any superseding guidance issued by the IRS or the Treasury Department.  The amendments were effective as of January 1, 2008.

6.	Tax Status:

The Company received a determination letter from the IRS dated May 8, 2009, that the Plan, as amended January 29, 2007, is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

7.	Risks and Uncertainties

Investment securities held in the Plan’s investment options are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.         Subsequent Events

The Plan has determined that no material events or transactions occurred subsequent to December 31, 2009 and through the date of financial statement issuance which would require additional disclosure in the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) FORM 5500
	December 31, 2009 (dollars in thousands)
(a) Party In Interest	(b) & (c) Identity of Issue and Description of Investment	(d) Current Value
*	Common Stock Fund – Employer: Harsco Corp. Common Stock	$ 54,733
*	Participant Loans (1)	3,047
*	Collective Trust: Putnam Bond Index Fund	2,260
	Mutual Funds: Vanguard Institutional Index Fund	11,772
*	Putnam Money Market	19,319
	American Funds Europacific Growth Fund	10,589
	Neuberger Berman Genesis Trust Fund	7,268
	PIMCO Total Return Fund	9,842
	Dodge & Cox Stock Fund	8,273
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Fund	2,927
	CRM Mid Cap Value Fund	1,913
	Core Growth Fund	813
	American Funds Growth Fund of America	14,675
	T Rowe Price Retirement Income	1,132
	T Rowe Price Retirement 2005	581
	T Rowe Price Retirement 2010	2,650
	T Rowe Price Retirement 2015	4,558
	T Rowe Price Retirement 2020	4,669
	T Rowe Price Retirement 2025	3,811
	T Rowe Price Retirement 2030	2,487
	T Rowe Price Retirement 2035	1,536
	T Rowe Price Retirement 2040	1,243
	T Rowe Price Retirement 2045	634
	T Rowe Price Retirement 2050	187
	T Rowe Price Retirement 2055	53
	Total Mutual Funds	110,932
	Total Assets Held for Investment Purposes	$170,972

*      Represents party in interest
(1) Participant Loans mature from 2010 to 2024 and interest rates on these loans range from 4.25% to 10.5%.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

Date	June 29, 2010	/S/ Mark E. Kimmel
Mark E. Kimmel
General Counsel & Corporate Secretary